Simpson Thacher & Bartlett llp

425 lexington avenue
new york, ny 10017-3954
______________
telephone: +1-212-455-2000
facsimile: +1-212-455-2502
Direct Dial Number	E-mail Address

(650) 251-5110	wbrentani@stblaw.com
(212) 455-7862	hui.lin@stblaw.com

FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

June 10, 2021

Eric Envall

J. Nolan McWilliams

Mark Brunhofer

Sharon Blume
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bright Health Group, Inc. – Registration Statement on Form S-1 Filed June 4, 2021 (CIK No. 0001671284)

Ladies and Gentlemen:

On behalf of Bright Health Group, Inc. (the “Company”) and in connection with the Registration Statement on Form S-1 (File No. 333-256286) (as amended, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on June 4, 2021 and relating to the initial public offering of the Company’s common stock (the “IPO”), we hereby submit this letter in response to the staff’s (the “Staff”) comment letter, dated June 9, 2021 (the “Comment Letter”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Recent Developments, page 9

1.	We note your disclosure that you will be issuing $75 million in stock in the Centrum Transaction. Please quantify, if known, the approximate percentage of your outstanding stock that will be held by Centrum owners following the consummation of the Centrum Transaction. Also, please revise the carryover risk factor on pages 54-55 to indicate that purchasers of your common stock may have their ownership interest diluted following the consummation of the Centrum Transaction.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

Securities and Exchange Commission	-2-	June 10, 2021

In response to the Staff’s comment, the Company advises the Staff that the approximate percentage of the Company’s outstanding common stock held by Centrum owners following the Centrum Transaction is not currently quantifiable. Pursuant to the purchase agreement and assuming the IPO has been consummated at the time of closing of the Centrum Transaction, the number of shares of common stock issuable under the $75 million in equity consideration will be determined based on a volume weighted average price during the consecutive 10-day period (or such shorter consecutive period during which the Company first became a publicly traded company) ending two trading days prior to the closing of the Centrum Transaction.

The Company is further supplementally providing the Staff with the revised disclosure that it expects to include under the heading “Acquisition of Centrum” in a future amendment to the Registration Statement, as illustrated below. Portions of such disclosure is based on an IPO midpoint of $[****], which the Company anticipates including in a future amendment to the Registration Statement, as further discussed in its response to the Staff’s comment 2.

“The estimated consideration for the Centrum Transaction would be approximately $307.5 million, of which $75 million would be paid in the form of newly-issued common stock based on fair market value determined at the time of closing, with the remaining consideration to be paid in cash. Pursuant to the purchase agreement and assuming this offering has been consummated at the time of closing of the Centrum Transaction, such fair market value will be determined based on a volume weighted average price during the consecutive 10-day period (or such shorter consecutive period during which the Company first became a publicly traded company) ending two trading days prior to the closing of the Centrum Transaction. For illustrative purposes, assuming the volume weighted average price will be $[****] per share, which is the midpoint of the price range set forth on the front cover of this prospectus, the number of shares of common stock issued as consideration would be [****], which will equal approximately [****]% of the shares of our common stock outstanding immediately following this offering, after giving effect to the Centrum Transaction. A $1.00 increase in the assumed volume weighted average price of $[****] per share would decrease the number of shares as consideration in the Centrum Transaction by approximately [****] shares, and decrease the percentage of shares of our common stock issued in the Centrum Transaction by [****]%. A $1.00 decrease in the assumed volume weighted average price of $[****] per share would increase the number of shares as consideration in the Centrum Transaction by approximately [****] shares, and would increase the percentage of shares of our common stock issued in the Centrum Transaction by less than 0.1%.”

In addition, the Company acknowledges the Staff’s comment regarding risk factor disclosure and is further supplementally providing the Staff with the revised disclosure that it expects to include under the risk factor entitled “Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline” in a future amendment to the Registration Statement, as illustrated below:

“In addition, you may experience dilution following the consummation of the Centrum Transaction. The Company expects to pay $75 million of the transaction consideration in the form of newly-issued common stock based on fair market value determined at the time of closing, with the remaining consideration of approximately $232.5 million to be paid in cash. Pursuant to the purchase agreement and assuming this offering has been consummated at the time of closing of the Centrum Transaction, such fair market value will be determined based on a volume weighted average price during the consecutive 10-day period (or such shorter consecutive period during which the Company first became a publicly traded company) ending two trading days prior to the closing of the Centrum Transaction. For illustrative purposes, assuming the volume weighted average price will be $[****] per share, which is the midpoint of the price range set forth on the front cover of this prospectus, the number of shares of common stock issued as consideration would be [****], which will equal approximately [****]% of the shares of our common stock outstanding immediately following this offering, after giving effect to the Centrum Transaction. A $1.00 increase in the assumed volume weighted average price of $[****] per share would decrease the number of shares as consideration in the Centrum Transaction by approximately [****] shares, and decrease the percentage of shares of our common stock issued in the Centrum Transaction by [****]%. A $1.00 decrease in the assumed volume weighted average price of $[****] per share would increase the number of shares as consideration in the Centrum Transaction by approximately [****] shares, and would increase the percentage of shares of our common stock issued in the Centrum Transaction by less than 0.1%.”

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

Securities and Exchange Commission	-3-	June 10, 2021

Notes to Consolidated Condensed Financial Statements for the Three Months Ended March 31, 2021 and March 31, 2020

Note 8. Share-Based Compensation

Stock Options, page F-18

2.	To help us assess your response to comment 1 and bridge the substantial increase in common stock fair value and enterprise value in 2021, please provide us a timeline that provides all relevant events causing increases in your common stock fair value and enterprise value since and including your October 2020 409A valuation through the date of your response. Ensure that this timeline:

•	Identifies all company-specific and market-specific events causing changes in value;

•	Identifies all events associated with your offering including:

•	When your Board of Directors began contemplating this offering and when it was authorized;

•	When underwriters were engaged;

•	When financial statements were finalized;

•	When valuations were performed; and

•	When filings were made.

•	Identifies the dates of each event; and

•	Quantifies the impact of all company-specific and market-specific events causing changes in common stock fair value and enterprise value.

In response to the Staff’s comment, the Company advises the Staff that it is supplementally providing the Staff with a timeline (the “Timeline”) that includes the information requested in the first three bullets of its comment through the Commission’s confidential portal. With respect to the fourth bullet, the Company advises the Staff that numerous independent events have had an impact on common stock fair values and enterprise values. Due to the multitude of both Company-specific and market-specific factors that are used to determine fair value and enterprise value, the Company respectfully submits that it is not empirically practicable to quantify the individual impact of such factors.

With respect to fair value of the common stock, the Company advises the Staff that all known events and potential contributing factors had been contemplated in the preparation of such valuations, including the Company’s then-current financial projections, the anticipated impact of known acquisitions and estimates with respect to projected membership, expenses and losses. In particular, as indicated in the Timeline, the Company prepared 409A valuations in October 2020 (the “October 2020 409A valuation”) and May 2021 (the “May 2021 409A valuation”). With respect to the October 2020 409A valuation, the Company advises the Staff that the known events and potential contributing factors contemplated in the preparation of such valuation included the Company’s financial projections, which provided five-year revenue and operating loss forecasts. In addition, the financial forecast included the Company’s estimates with respect to membership, expenses and losses over the same period. The Company respectfully advises the Staff that no significant events occurred following the October 2020 409A valuation to result in an increase in fair value of the common stock with respect to grants made in the fourth quarter of 2020.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

Securities and Exchange Commission	-4-	June 10, 2021

With respect to enterprise value, the Company’s historical determinations are based on numerous factors, including significant acquisition events, as well as external market factors such as the robustness of the equity capital markets, the availability of the COVID-19 vaccine in the United States, the continued low interest rate environment, investor receptiveness to new equity issuances and government economic stimulus activity, as well as other factors.

Notwithstanding the above, however, after further evaluation during the course of responding to the Staff’s comments and upon receipt of the underwriters’ recommended price range of $[****] to $[****] per share on June 8, 2021, the Company has determined that it is appropriate to retrospectively reassess (i) the common stock fair value of $[****] per share related to the options granted on February 10, 2021 (the “February 2021 grants”) and March 5, 2021 (together with the February 2021 grants, the “Q1 2021 grants”) and (ii) the common stock fair value of $[****] per share related to the options granted on May 21, 2021 (the “Initial May 2021 grants”) and May 26, 2021 (together with the Initial May 2021 grants, the “Q2 2021 grants”). Based upon the current midpoint of $[****] per share, the Company proposes retrospectively reassessing the common stock fair value related to the Q1 2021 grants at $[****] per share and the Q2 2021 grants at $[****] per share. In the case of the Q1 2021 grants, the $[****] per share fair value represents the following discounts to the midpoint of the recommended price range ($[****]) that the Company believes are appropriate: (i) [****]% for the Company’s unforeseen growth in membership subsequent to March 31, 2021, as a result of a special enrollment period announced by the Biden administration on January 28, 2021 and initially scheduled for February 15, 2021 through May 15, 2021, which increased its membership by [****]% on a gross basis, (ii) [****]% due to lack of marketability of the common stock, which is consistent with the assumed discount in the May 2021 409A valuation, (iii) [****]% as a result of the anticipated growth in its NeueHealth segment (including [****]) following its entry into a definitive agreement to acquire Centrum on May 30, 2021 and (iv) [****]% due to a lack of certainty around completion of the Company’s IPO in the second quarter of 2021. In the case of the Q2 2021 grants, the $[****] per share fair value represents the following discounts to the midpoint of the recommended price range ($[****]) that the Company believes are appropriate: (i) [****]% due to lack of marketability of the common stock, which is consistent with the assumed discount in the May 2021 409A valuation, (ii)[****]% as a result of the anticipated growth in its NeueHealth segment (including [****]) following its entry into a definitive agreement to acquire Centrum on May 30, 2021 and (iii) [****]% due to a lack of certainty around completion of the Company's IPO in the second quarter of 2021.

In addition, the Company utilized the reassessed common stock fair value to determine incremental share-based compensation expense with respect to the Q1 2021 grants. As calculated under ASC 718, the resulting difference from the Company’s previously recorded share-based compensation expense is $[****] million, which the Company has deemed to be immaterial. The Company will record this incremental share-based compensation expense in the second quarter of 2021. In addition, the Company has determined that, based on the reassessed fair value of Q1 2021 grants, the disclosure of unrecognized share-based compensation expense was understated in its financial statements included in the Registration Statement for the three months ended March 31, 2021. In a future amendment to the Registration Statement, the Company will correct the previously disclosed amount of $22.4 million of unrecognized compensation expense to $[****] million on page F-18 to reflect the reassessed fair value. In addition, as a result of the reassessed fair value of the Q1 2021 grants, the aggregate intrinsic value of the grants outstanding at March 31, 2021 will be updated from $46,650 to $[****] on page F-18 in a future amendment to the Registration Statement. The Company deemed the unrecognized share-based compensation expense and intrinsic value disclosure impacts to be immaterial.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

Securities and Exchange Commission	-5-	June 10, 2021

In addition, the Company is further supplementally providing the Staff with the revised disclosure that it expects to include regarding changes to share-based compensation expense in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in a future amendment to the Registration Statement, as illustrated below:

“Unamortized Share-Based Compensation Expense

We retrospectively reassessed the fair value of grants made during the three months ended March 31, 2021, in light of the differences between the historical fair value of such grants and the initial public offering price range of $[****] to $[****] per share. We utilized the reassessed fair value of $[****] per share to determine incremental unrecognized share-based compensation expense. Over the next four fiscal years we expect to incur additional unrecognized share-based compensation expense of approximately $[****] million, as a result of the reassessed retrospective fair value of grants made during the three months ended March 31, 2021.

In addition, certain of the grants made during the three months ended March 31, 2021 will begin vesting upon consummation of this offering, and will vest 25% at one year from the date of this offering, then ratably over the next 36 months with continuous employee service. We have not previously recognized unamortized expense with respect to such grants, as a liquidity event was not probable as of March 31, 2021. Over the next four years following the date of this offering we expect to incur additional unrecognized share-based compensation expense relating to these grants of approximately $[****] million as a result of the completion of this offering.”

The Company would welcome the opportunity to discuss its analysis with the Staff, as well as its proposed retrospective reassessment of the Q1 2021 grants and Q2 2021 grants.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.

Securities and Exchange Commission	-6-	June 10, 2021

* * * * * * *

Please do not hesitate to call William Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Bright Health Group, Inc.

G. Mike Mikan

Catherine R. Smith

Keith Nelsen

Goodwin Procter LLP

Bradley C. Weber

Gregg L. Katz

Kim S. de Glossop

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY BRIGHT HEALTH GROUP, INC.